Echo Global Logistics, Inc.

600 West Chicago Avenue

Suite 725

Chicago, IL 60654

July 21, 2015

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:                             Echo Global Logistics, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 26, 2015

File No. 001-34470

Dear Ms. Raminpour:

Set forth below is the response of Echo Global Logistics, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated July 8, 2015, relating to the Company’s Form 10-K for the year ended December 31, 2014.  For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2014

Selected Financial Data, page 18

Comment No. 1

We note your presentation of the line item “net revenue” here and in the financial statement table within MD&A, which you describe on page 22 of MD&A as revenue minus transportation costs. As you appear to generally be the primary obligor for generally recognizing gross revenues under ASC Topic 605-45-45 and you report gross revenue in your audited financial statements, presenting “net revenue” appears to be a non-GAAP measure under Item 10(e) of Regulation S-K for which a tabular presentation reconciling net revenue to the most directly comparable GAAP measure would be necessary. As such, please revise the tables in Selected Financial Data and MD&A to disclose that the line item net revenue represents a non-GAAP measure. In a footnote to the tables, please describe how this measure is

Ms. Melissa Raminpour

U.S. Securities and Exchange Commission

July 21, 2015

calculated and further, how it is used by management and how it should be used by an investor. Please revise in future filings.

Response

The Company undertakes, in future filings, to disclose in the tables in Selected Financial Data and MD&A that the line item “net revenue” represents a non-GAAP measure and to describe in a footnote to such tables how net revenue is calculated, how it is used by management and how it should be used by an investor.

*  *  *  *  *

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 784-7695.

Sincerely,
/s/ Kyle L. Sauers
Chief Financial Officer